SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF [Corporate Taxpayer’s Roll/Treasury Department] no. 01.832.635/0001-18

NIRE [Company Roll Registration Number] 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 12, 2012

Date, Time and Place: January 12, 2012, at 8:30am, at the Company’s registered office, located at Avenida Jurandir no. 856, Lote 04, 1o andar [1st floor], Jardim Ceci, in the City of São Paulo, State of São Paulo. Quorum:  The meeting was attended by all members of the Board of Directors, who participated by conference call. Chair:  Chairman, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda and deliberations: I. A document jointly prepared by the consulting companies Bain & Company and McKinsey & Company, on the review of the amounts of the synergies expected upon the merger operation between the Company and LAN S.A. (“LAN”) and the resulting formation of LATAM Airlines Group S.A. (“LATAM”) (hereinafter simply called “Operation”) was presented, as set forth in Attachment I to these minutes, the publication of which is hereby waived. According to said document, it is estimated that the synergies generated from the Operation may increase the operating revenue of LATAM in an amount between six hundred million US dollars (US$600,000,000.00) and seven hundred million US dollars (US$700,000,000.00) prior to depreciation and taxes, in the fourth year after the conclusion of the Operation, amount of which represents an increase by fifty per cent (50%) and seventy-five per cent (75%) of the amount first estimated by the Company and by LAN, which was four hundred million US dollars (US$400,000,000.00), at the time of the announcement of the Operation, in August 2010. II The extension until June 30, 2012 of the terms of the instruments called “Implementation Agreement” and “Exchange Offer Agreement”, which establish the final terms and conditions of the Operation, the signature of which was approved by this Board of Directors, at a meeting held on January 18, 2010, was unanimously approved by the attendees. Closing:  There being no other matter to discuss, the meeting was closed and these minutes were drawn up in a summarized format, which upon being read were signed by all attendees. São Paulo, January 12, 2012. (signed by) Maria Cláudia Oliveira Amaro - Chairwoman; and Flávia Turci - Secretary. Directors:  Maria Claudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, André Esteves and Waldemar Verdi Júnior. True copy of the minutes transcribed in a proper book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.